CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Statement of Changes in Member's Equity

Year ended December 31, 2017

Member's equity, December 31, 2016	$	87,098,551
Net income		6,413,521
Adjustment for compensation in shares of Citigroup (Note 2)		(16,246)
Member's equity, December 31, 2017	$	93,495,826

See accompanying notes to financial statements.